EXHIBIT 99.16

CONSOLIDATED BALANCE SHEETS
Prepared by management (In U.S. dollars)

	August 31, 2002	February 28, 2002

	(Unaudited)

ASSETS
Current
Cash	$ 48,395	$ 213,575
Accounts receivable	12,054	62,933
Inventory	--	330,392
Advances and deposits	110,565	163,909

	171,014	770,809

Fixed
Land, buildings and equipment	446,797	1,569,404
Mineral properties	5,252,000	7,017,258

Other
Value-added tax credits recoverable	771,020	771,020
Deposits	--	200
Deferred financing costs	--	13,624

	$ 6,640,831	$10,142,315

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 481,825	$ 977,523
Accrued liabilities payable in stock	566,779	--
Loan and accrued interest payable	--	3,293,185

	1,048,604	4,270,708

Long Term
First Preference Shares, Series 1	1,333,966	1,104,413
Future income tax liabilities	482,866	482,866

	2,865,436	5,857,987

CAPITAL SOURCES
Capital stock
Authorized
Unlimited number of first preference shares without
par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
62,191,264 common shares
(February 28, 2002 - 55,125,444 shares)	2,443,709	1,858,868
Subscription for shares not yet issued	32,000	50,000
Equity component of First Preference Shares, Series 1	204,863	208,091
Equity component of convertible notes	1,287,930	1,287,930
(including accrued interest)
Share purchase warrants	879,439	879,439

Deficit (Note 3)	(1,072,546)	--

	3,775,395	4,284,328

	$ 6,640,831	$10,142,315

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Unaudited—Prepared by management (In U.S. dollars)

	Three months ended		Six months ended
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001

REVENUE	$ --	$ 2,962,115	$ --	$ 3,968,975
COST OF OPERATIONS	--	(1,471,590)	--	(2,127,819)
DEPRECIATION AND DEPLETION	--	(600,091)	--	(904,758)

OPERATING PROFIT	--	890,434	--	936,398
INTEREST AND OTHER INCOME	35,037	11,293	37,649	20,107

	35,037	901,727	37,649	956,505

EXPENSES
Interest expense
Loan payable	--	363,795	--	719,173
First Preference Shares,
Series 1	96,826	168,703	250,469	337,406
Salaries and consulting fees	123,385	155,761	264,043	324,540
Mineral property and other
asset write-offs	2,858	99,785	188,232	117,040
Bonus payable in stock	138,328	--	138,328	--
General and administrative	73,570	116,853	129,795	240,065
Filing and transfer agent fees	24,946	1,752	47,681	18,725
Professional fees	1,744	17,372	11,180	26,120
Depreciation	2,559	10,124	6,487	20,721
Federal, state and provincial taxes	2,404	2,498	5,284	7,548
Investor relations	4,518	12,516	4,565	17,308
General exploration	2,848	--	3,315	3,329
Loss on sale/disposal of
fixed assets	--	18	--	18
Amortization of financing costs	--	43,750	--	87,500
Bank charges and foreign exchange	(6,238)	241	11,496	(1,252)

	467,748	993,168	1,060,875	1,918,241

NET LOSS FOR THE PERIOD	(432,711)	(91,441)	(1,023,226)	(961,736)

DEFICIT, BEGINNING OF THE PERIOD
(Note 3)	(615,175)	(42,410,644)	--	(41,515,689)

	(1,047,886)	(42,502,085)	(1,023,226)	(42,477,425)

INTEREST ON CONVERTIBLE NOTES	(24,660)	(25,922)	(49,320)	(50,582)

DEFICIT, END OF THE PERIOD	$(1,072,546)	$(42,528,007)	$(1,072,546)	$(42,528,007)

BASIC AND DILUTED LOSS PER SHARE	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)

Weighted average number of
shares outstanding (in thousands)	58,150	51,360	59,943	51,140

CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited—Prepared by management (In U.S. dollars)

	Three months ended		Six months ended
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001

OPERATING ACTIVITIES
Net loss for the period	$(432,711)	$ (91,441)	$(1,023,226)	$ (961,736)
Items not involving cash
Depreciation and depletion	2,559	610,215	6,487	925,479
Interest expense on First
Preference Shares, Series 1	96,826	168,703	250,469	337,406
Liabilities payable in common shares	396,298	--	396,298	--
Amortization of financing costs	--	43,750	--	87,500
Mineral property and other
asset write-offs	2,858	99,785	188,232	117,040
(Gain) sale/disposal of fixed assets	--	18	--	18

	65,830	831,030	(181,740)	505,707
Net change in non-cash working capital	(104,721)	(331,685)	(490,640)	(719,785)

	(38,891)	499,345	(672,380)	(214,078)

FINANCING ACTIVITIES
Loan proceeds	--	--	--	500,000
Repayment of loan and accrued interest	--	(298,381)	--	(298,381)
Issue of common shares and warrants
For cash, net of issue costs	--	199,750	475,000	199,750
Subscription for shares not yet issued	32,000	--	32,000	--
Issue costs of previous equity financing	--	3,258	--	3,258

	32,000	(95,373)	507,000	404,627

INVESTING ACTIVITIES
Value-added tax credits recoverable	--	(87,608)	--	(247,941)
Expenditures on mineral	--	(162,028)	--	(192,881)
Purchase of equipment	--	--	--	(1,167)
Proceeds from sale of vehicles and equipment	--	120	--	120
Return of deposit	--	46,967	200	76,967
Cash acquired on acquisition of Platero,
net of acquisition costs	--	--	--	30,983

	--	(202,549)	200	(333,919)

(DECREASE) INCREASE IN CASH	(6,891)	201,423	(165,180)	(143,370)
CASH, BEGINNING OF THE PERIOD	55,286	1,113,724	213,575	1,458,517

CASH, END OF THE PERIOD	$ 48,395	$ 1,315,147	$ 48,395	$ 1,315,147

CASH IS COMPRISED OF:
Cash on hand and demand deposits			$ 48,395	$ 1,243,826
Time deposits			--	71,321

	000,000	000,000	$ 48,395	$ 1,315,147

SUPPLEMENTARY INFORMATION REGARDING
OTHER NON-CASH TRANSACTIONS
Financing Activities
Extinguishment of loan and accrued
interest payable on sale of mineral
properties and related assets (Note 2)	--	--	(3,293,185)	--
Issue of common shares and warrants
for acquisition of Platero	--	--	--	965,804
Issue of common shares on conversion of
First Preference Shares	--	102,919	10,521	102,919
Issue of common shares for interest
due on convertible notes	49,320	49,320	49,320	49,320
Equity component of convertible notes
Accrued interest charged to deficit	24,660	25,922	49,320	50,582
Payment of interest in common shares	(49,320)	(49,320)	(49,320)	(49,320)
Conversion of First Preference Shares
into common shares

Liability component of First Preference
Shares	--	(80,918)	(7,293)	(80,918)
Equity component of First Peference
Shares	--	(22,001)	(3,228)	(22,001)
Investing Activities
Sale of mineral properties and related
assets (Note 2)	--	--	3,293,185	--
Acquisition of Platero	--	--	--	(965,804)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at August 31, 2002 and for the six months ended August 31, 2002 and 2001 (in U.S. dollars)

1.    Basis of presentation

These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

In management’s opinion, all adjustments necessary for fair presentation have been included in these financial statements. Readers are advised that the operating results for the six months ended August 31, 2002 may not be indicative of the results that might be expected for the full year ended February 28, 2003.

2.    Sale of silver properties
In April 2002, Coeur d’Alene Mines Corporation (“Coeur”) acquired from Northgate Exploration (BVI) Limited (“Northgate”) the outstanding balance on the loan and accrued interest payable.

As a result of this agreement, Coeur also acquired all of Yamana’s silver properties and related assets in the western part of the province of Santa Cruz, Argentina, in satisfaction of the loan and accrued interest payable. Yamana retained its gold properties and government refunds of value added tax related to Mina Martha exports, and will carry a 10% net proceeds interest in all of the silver properties outside of the immediate 42 hectare Mina Martha area.

The carrying values of the assets sold were as follows:
Mineral properties
Mina Martha	$1,517,473
Other	247,786
Land, buildings and equipment	1,115,947
Inventory	330,392
Accounts receivable	56,748
Other assets	24,839

$3,293,185

3.    Capital stock
a.     Common shares issued and outstanding:

	Number of Common Shares	Amount

Balance at February 28, 2002	55,125,444	$ 54,503,414
Reduction of deficit (Note 3b)	--	(52,644,546)
Private placement, net of issue costs	6,500,000	525,000
Issued on conversion of First Preference Shares	110,000	10,521
Payment of interest on Convertible Notes	455,820	49,320

Balance at August 31, 2002	62,191,264	$ 2,443,709

b.     At the Annual and Special Meeting on August 30, 2002, the shareholders of Yamana passed a special resolution reducing the stated capital of the Corporation by US$52,644,546 with effect as of February 28, 2002, which reduction resulted in the decrease of US$52,644,546, the full amount, of the deficit of the Corporation as of February 28, 2002.

c.     Yamana also closed a private placement with Coeur of 5,000,000 units for gross proceeds of US$255,000. Each unit consisted of one common share and one common share purchase warrant of Yamana exercisable for five years from the closing date at an exercise price of US$0.069. Coeur is required to exercise 50% of the warrants on September 1, 2002 and the remaining warrants on December 1, 2002 for total gross proceeds of US$345,000. This investment in Yamana represents a 15.4% equity interest before dilution and approximately a 9.0% equity interest on a fully diluted basis. Coeur has received the right to nominate one director to Yamana’s Board of Directors.

d.     Yamana also closed an additional private placement for US$150,000 as further explained in Note 4 below.

4.    Santa Cruz joint venture
In April 2002, Yamana and Compania de Minas Buenaventura S.A.A. (“Buenaventura”) executed a Memorandum of Understanding covering, upon completion of due diligence, the exploration and development funding of Yamana’s gold properties in the eastern half of the Deseado Massif gold-silver region in Santa Cruz Province, Argentina.

Yamana has incorporated a new Argentine subsidiary, Recursos Yamana S.A. (“RYSA”) to hold the gold properties following the sale of Yamana’s silver properties in the western part of the Santa Cruz Province to Coeur.

Buenaventura can earn a 50% equity interest in RYSA by: (1) purchasing 1.5 million Yamana common shares for US$150,000 (which has been completed); (2) funding a staged three-year US$2,850,000 Phase I exploration program through equity funding of RYSA; and (3) committing to a Phase II exploration program. In the event this commitment is not made, no equity interest will be earned by Buenaventura and Yamana will retain a 100% ownership of RYSA.

If Buenaventura elects to proceed with Phase II, it can increase its equity interest in RYSA to 66 2/3% by funding an additional US$3,000,000 in exploration staged over the following three years. Buenaventura has the right to withdraw from exploration funding after the completion of any committed year.

Buenaventura will manage activities related to project exploration and development, with Yamana continuing to conduct activities related to the acquisition of new opportunities. Buenaventura has exercised its right to introduce a third party, Mauricio Hochschild Cia S.A.C., to this arrangement such that, after the US$6,000,000 in funding, each party would hold a one-third interest in RYSA. If a decision is made to develop any specific property, Yamana may maintain its fully participating one-third interest or opt for a carried 10% net proceeds interest.

5.    Segmented information
Yamana considers its business to consist of one reportable operating segment, the acquisition, exploration and development of mineral properties, primarily in Argentina. Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

	Three months ended		Six months ended
	Aug 31, 2002	Aug 31, 2001	Aug 31, 2002	Aug 31, 2001

Revenue for the quarter
Argentina	$ --	$2,962,115	$ --	$ 3,968,975

	$ --	$2,962,115	$ --	$ 3,968,975

Capital assets at the end of the quarter
Argentina			$ 5,672,182	$16,839,156
Other			26,615	36,165

			$ 5,698,797	$16,875,321

CORPORATE DATA

Directors & Officers
R. Stuart Angus
Director

Victor H. Bradley
President/CEO &Director

J. Edward Fletcher
Chairman of the Board of Directors

Hugh M. Hamilton
Vice President, Corporate Affairs

Alan R. Hill
Director

Melvin L. Klohn
Vice President, Exploration

Patrick J. Mars
Director

William V. Schara
Vice President, Finance /CFO

Lance S. Tigert
Director

Dennis E. Wheeler
Director

Registered Office
Yamana Resources Inc.
Commerce Court West
53rd Floor, P.O. Box 85
Toronto, Ontario
Canada M5L 1B9

Executive Office
3151 E. 29th Ave.
Spokane, WA 99223 USA
Tel:  (509) 838-6615
Fax:  (509) 838-0714

Capitalization
62,191,264 common shares
issued as of August 31, 2002

Transfer Agent
CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
Canada M5H 4A6

Auditors
Deloitte & Touche LLP
Vancouver, Canada

Legal Counsel
Fasken Martineau Dumoulin
Vancouver, Canada

Stikeman Elliott
Toronto, Canada

Shares Listing
Symbol:  YRI
Toronto Stock Exchange

Information Contact
Victor H. Bradley

YAMANA RESOURCES, INC.
3151 E. 29th Ave.
Spokane, WA 99223
Tel:  (509) 838-6615
Fax:  (509) 838-0714
TSE Symbol: YRI
www.yamana.com